Exhibit 12

MAGELLAN MIDSTREAM PARTNERS, L.P.
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands)

	Year Ended December 31,					Three Months Ended March 31, 2013
	2008	2009	2010	2011	2012
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle*	$328,023	$224,705	$307,219	$408,669	$435,331	$111,664
Add: Fixed charges	57,792	74,750	97,991	110,946	120,321	32,330
Amortization of interest capitalized	641	715	729	739	755	192
Distributed income of equity investees	5,200	4,558	4,853	5,598	7,793	865
Less: Interest capitalized	(4,803)	(3,510)	(2,943)	(3,174)	(6,195)	(3,451)
Total earnings	$386,853	$301,218	$407,849	$522,778	$558,005	$141,600

FIXED CHARGES:
Interest expense	$51,961	$69,847	$93,436	$105,695	$111,786	$28,272
Interest capitalized	4,803	3,510	2,943	3,174	6,195	3,451
Debt amortization expense	767	1,112	1,401	1,831	2,087	540
Rent expense representative of interest factor	261	281	211	246	253	67
Total fixed charges	$57,792	$74,750	$97,991	$110,946	$120,321	$32,330
Ratio of earnings to fixed charges	6.7	4.0	4.2	4.7	4.6	4.4

* Excludes income from equity investments.